January 29, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Galena Biopharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 12, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 6, 2013 and amended on November 7, 2013

File No. 001-33958

Dear Mr. Rosenberg:

You recently provided Galena Biopharma, Inc., a Delaware corporation (the “Company”), with a comment letter dated January 14, 2014 regarding the Company’s above-referenced filings. This letter contains the Company’s response to the comment in your comment letter, which we have reproduced below for your convenience.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

1. Business and Basis of Presentation

Acquisitions and In-Licensing, page 9

1.	Please refer to your response to comment one. As Abstral was an approved product when you licensed it, please provide us with an analysis supporting your conclusion that the license of Abstral was an asset acquisition and not a business combination. Please refer to ASC- 805-10-55-4 to 9.

Jim B. Rosenberg

January 29, 2014

COMPANY’S RESPONSE

Background

The discussion below lists several key facts about our acquisition of Abstral (the “Product”) and its history in the U.S. market. We support our conclusion that the Product acquisition was the purchase of an asset and not a business combination:

•	The Product was approved by the U.S. Food and Drug Administration (FDA) in 2011, and had a largely unsuccessful product launch by Orexo’s former licensee, ProStrakan, in April 2011. In November 2012, ProStrakan and Orexo agreed to abandon the Product, and that Orexo would reacquire the Product over a transition period ending on June 30, 2013. As part of their Product abandonment, the key activities and processes ProStrakan once used to integrate inputs to produce sales of Abstral were also disintegrated and disbanded. Some Product sold by ProStrakan remained in the distribution channel, and limited demand for the Product from certain prescribers lingered on after the launch was abandoned, which allowed us to purchase from a third party the REMS data and demand visibility used to support our revenue recognition and return estimates. This channel movement and limited prescription activity, however, did not include inputs, activities and processes necessary to support an ongoing business as further discussed below.

•	We acquired the Product on March 18, 2013, four months after the launch was abandoned by ProStrakan. We did not receive transfer of the New Drug Application (NDA) until May 1, 2013, record any sales of the Product until July 2013, receive manufacturing approval until September 2013, or implement an official launch with field sales force activity until October 2013. This length of time between the ProStrakan Product abandonment, our Product acquisition and the key operational milestones reflected the lack of business continuity and our related need to build the key activities and processes needed to operate a business involving the Product.

•

The assets purchased from Orexo in the Product acquisition (primarily intellectual property and relatively small amount of remaining inventory in the U.S.) did not include essential inputs, activities, and processes needed to carry on the business of producing, selling and distributing the Product, such as employees (both management and field sales), sales training manuals and territory data, contracts and relationships with customers such as distributors, wholesalers, specialty

Jim B. Rosenberg

January 29, 2014

pharmacies and group purchasing organizations, approval to manufacture and manufacturing contracts, contracts and relationships with managed care organizations, among others.

In response to your comment, our consideration of FASB Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) with respect to the treatment of the Product acquisition as an asset purchase and not a business combination is included in the following paragraphs, each beginning with the relevant paragraphs from the literature in italics:

Definition of a business

805-10-55-4 - A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

We purchased from Orexo assets and rights representing only limited inputs necessary to carry on the Product as a business, and no liabilities were acquired or assumed. The assets and rights acquired in the transaction include:

•	Exclusive, perpetual rights to manufacture, market, sell, and distribute Abstral in the U.S., and the related trademark

•	Certain finished goods and in-process inventory remaining in the pipeline

•	The maintenance of certain regulatory and licensure activities necessary for continued regulatory compliance underlying the commercial feasibility of Abstral in the U.S.

Jim B. Rosenberg

January 29, 2014

•	All Abstral related books and records held by Orexo.

•	First right of refusal to any future Fentanyl products that Orexo might develop and obtain approval for in the U.S.

The group of assets, or inputs, acquired was absent several key inputs and substantially all the key processes and activities needed to integrate with inputs to produce, or being capable of producing, outputs. The most important missing inputs, processes and activities include:

•	Employees – no employees were acquired from Orexo or ProStrakan as part of the transaction, and we had to source, interview, screen and hire the entire commercialization team, including commercial executive management, senior account management, managed care administration and field sales force. We also had to develop processes for expense reporting and reimbursement, fuel and expense usage, including establishing contracts and compensation programs.

•	Sales data materials – we had to purchase from outside vendors the data and information needed to effectively direct and manage the sales force and sales efforts, including the REMS data, the IMS data, and the consulting contract needed to use that information to delineate sales territories and direct sales activities based on prescription trends. We also had to develop and implement our own product specific sales training and procedural manuals.

•	Warehousing, logistics and distribution – we did not acquire or assume any warehousing, inventory management, or logistics contracts or capabilities, and had to procure a new contract with our third party logistics organization to provide warehousing and inventory management services.

•	Customer contracts and relationships – we acquired no customer contracts or relationships in the transaction, and had to establish our own new contracts and relationships with the distributors, wholesalers, specialty distributors, specialty pharmacies and group purchasing organizations that make up our customer base.

•	Manufacturing approval and contracts – we did not acquire in the transaction any pre-existing manufacturing contracts, and had to reestablish the commercial scale manufacturing via a Commercial Supply Agreement and Quality Agreement with our contract manufacturer. While the manufacturing processes associated with the NDA had been previously implemented by ProStrakan, and our agreements with Orexo gave us the right to assume those approved manufacturing processes, we were still required resubmit an application for approval of a change to the manufacturing process (known as a CBE-30), which was approved by the FDA in September 2013, six months after our Product acquisition.

•	Managed care contracts and relationships – we did not acquire or assume any contracts with managed care payor organizations, and had to hire a managed care director and negotiate these contracts subsequent to the acquisition.

Jim B. Rosenberg

January 29, 2014

Given the pervasive lack of key inputs, activities and processes, the asset group purchased does not contain the elements necessary to be deemed a business based on the definition provided by ASC 805.

Market participant viewpoint

805-10-55-5 - To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

805-10-55-8 - Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

While the matter of whether a market participant would be “capable of” operating the acquired set of inputs as a business is somewhat subjective, we believe that in our case the missing activities and processes as noted above are so pervasive and significant that it is clear that a market participant would not be able to reasonably continue the business without a substantial amount of incremental effort and build-out of the activities and processes, similar to the efforts we had to undertake.

As noted in the Ernst & Young publication, Definition of a Business Under ASC 805 (dated November 11, 2009), “If a market participant, which in many cases would be a competitor of the acquirer, would have the missing inputs or processes, or could easily replace or replicate the missing inputs and processes (i.e., the missing elements are not more than minor), the acquired set is likely a business. However, if the acquired set has no processes (e.g., only assets, and no activities, were acquired), the acquired set in most cases would not constitute a business.” The above is relevant to our fact pattern. We believe that a market participant, or competitor of ours, would not have the ability to easily replace the missing processes in this transaction, as the missing elements are more than minor,

Jim B. Rosenberg

January 29, 2014

particularly given no activities or processes were acquired as part of this transaction. Moreover, the missing processes and activities are difficult to obtain and take time to build as a result of the high degree of specificity inherent in the nature of the Product, including the following examples:

•	The sales force requires requisite experience and training related to the sale of a transmucosal immediate release fentanyl (TIRF) product, including the related indications and REMS regulations. Also, while TIRF products (including the Product in ProStrakan’s unsuccessful launch) have historically been directed toward pain management specialists, our Product strategy focuses on oncologists in the palliative care context, which required us to source and retain sales personnel with oncology experience, primarily, and pain management experience, secondarily.

•	The NDA transfer requirements apply before any company or we would have the capability to legal promote and sell the product, and the NDA transfer application process is thorough and takes time.

•	FDA guidelines prohibit the transfer of manufacturing contracts for the Product. Therefore, resubmission of the application to change the manufacturing process (CBE-30) and approval by the FDA was required prior to our commencement of manufacturing on the product in the U.S. The process to obtain FDA approval to manufacture required six months from the date of the acquisition. We believe this requirement would have applied to any other market participant.

•	Before we could legally sell and distribute the Product, we had to obtain a specific license to sell TIRF products in substantially every U.S. state, and had to apply for and become a member of REMS program, a process that also takes time and would also apply to virtually every other market participant (excepting the 3-4 other current REMS participants.

Development stage considerations

805-10-55-6 - The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.

805-10-55-7 An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business. Those factors include, but are not limited to, whether the set:

a. Has begun planned principal activities

Jim B. Rosenberg

January 29, 2014

b. Has employees, intellectual property, and other inputs and processes that could be applied to those inputs

c. Is pursuing a plan to produce outputs

d. Will be able to obtain access to customers that will purchase the outputs.

Not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

We have considered several factors, including those listed in (a) – (d) above. As discussed above, we have acquired inputs consisting primarily of intangible assets but we did not acquire any complementary inputs, processes or ongoing activities that would constitute a business. Also as discussed above, the planned principal activities took several months to get up and running as a result of our need to establish and build the key processes needed to conduct the Product business. Therefore, while we were pursuing a plan to produce outputs and were eventually able to obtain the necessary customer access (per c. and d. above), we believe the lack of activities and processes, and the need to build those activities and processes prior to commencing principal activities, supports our conclusion that we did not acquire a business. Accordingly, we have concluded the application of this guidance, even from the perspective of a development stage entity, supports our conclusion that the acquisition of the product was an asset acquisition.

Presence of goodwill

55-9 In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

Consistent with our conclusion documented above, we believe we have acquired assets consisting of the license to distribute the Product and a small amount of inventory. There are no indicators that there would be any goodwill associated with the acquisition. As such, we did not consider this guidance to be relevant to our conclusion.

Based on the above analysis, we have concluded that our treatment of the licensing of Abstral as an asset acquisition and not a business combination is in accordance with ASC 805.

Jim B. Rosenberg

January 29, 2014

Please contact the undersigned if you have any questions or comments regarding this response letter.

Very truly yours,

/s/ Ryan M. Dunlap

Ryan M. Dunlap
Vice President, Finance and Chief Financial Officer

Cc:	Frank Wyman (SEC)
Joel Parker (SEC)
Mark J. Ahn, (President and CEO, Galena Biopharma, Inc.)